Canada Goose Reports Fourth Quarter Fiscal 2021 Results
Fourth Quarter Fiscal 2021 Highlights (in Canadian dollars):
•Total revenue $208.8m
•Net income $2.9m, or $0.03 per diluted share
•Non-IFRS adjusted EBIT $5.4m
•Non-IFRS adjusted net income per diluted share $0.01
TORONTO, ON (May 13, 2021) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the fourth quarter ended March 28, 2021.
“Canada Goose has shifted from recovery to growth beyond pre-pandemic levels,” said Dani Reiss, President & CEO. “We achieved our largest ever fourth quarter by revenue. With triple digit e-Commerce growth and a resilient retail performance despite disruptions, we served our global consumer base through agile and flexible DTC distribution. Our new Cypress and Crofton collection, as well as the NBA All-Star collaboration, also showcase our ability to relentlessly drive brand heat. Recognizing pandemic uncertainties remain, we are highly confident in our potential for meaningful growth as we move into fiscal 2022.”
Fourth Quarter Fiscal 2021 Business Highlights (compared to Fourth Quarter Fiscal 2020)
•Total revenue increased by 33.7% relative to the comparative quarter in Fiscal 2019 which was prior to the onset of COVID-19.
•Global e-Commerce revenue increased by 123.2%, driven by high double-digit and low triple-digit growth rates in all major existing markets.
•Revenue increased significantly in all geographic regions except Canada, which only decreased by 6.9% despite elevated mandatory retail closures relative to other markets.
•DTC revenue in Mainland China, which was heavily impacted by COVID-19 disruptions in the comparative quarter, increased by 101.4%.
Fourth Quarter Fiscal 2021 Results (compared to the Fourth Quarter Fiscal 2020)
•Total revenue was $208.8m from $140.9m.
•DTC revenue was $172.2m from $114.2m driven by e-Commerce growth and continued retail expansion in Mainland China, offset by lower store revenue in other markets due to COVID-19 disruptions.
•Wholesale revenue was $33.3m from $25.0m. The increase was due to the higher in-season orders relative to the comparative period.

•Other revenue was $3.3m from $1.7m.
•Gross profit was $138.6m, a gross margin of 66.4%, compared to $93.6m and 66.4%. Gross margin was flat with gains from a higher proportion of DTC revenue offset by margin declines in the DTC and Wholesale segments. This includes a $4.1m increase in provisions for raw materials and finished goods for certain colours on the basis of Fall / Winter sales velocity.
•DTC gross margin of 74.9%, compared to 75.5%. The decrease was driven by a $2.4m increase in inventory provisions (-140 bps), offset by the favourable impact of pricing and volume (+90 bps) driven by parkas.
•Wholesale gross margin of 29.1%, compared to 34.8%. The decrease was attributable to a $1.7m increase in inventory provisions (-530 bps) in a period with seasonally lower revenue.
•Other segment gross loss was $0.1m from $1.3m.
•Operating income was $7.8m, an operating margin of 3.7%, compared to an operating loss of $(17.2)m and an operating margin of (12.2)%.
•DTC operating margin of 44.4%, compared to 38.2%. The increase was driven by the positive impact of e-Commerce growth, which had higher operating profitability than retail stores. This was partially offset by the impact of retail expansion and operating disruptions as a result of COVID-19.
•Wholesale operating margin of (11.7)%, compared to (22.0)%. The increase was attributable to cost reduction initiatives in response to COVID-19, partially offset by a lower gross margin.
•Other operating loss was $64.7m from $55.3m. The increase was attributable to $10.2m of higher performance-based compensation, $6.8m of incremental marketing costs, and $2.2m of product development costs. This was partially offset by $10.1m of favourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts.
•Net income was $2.9m, or $0.03 per diluted share, compared to $2.5m, or $0.02 per diluted share.
•Non-IFRS adjusted EBIT was $5.4m, an adjusted EBIT margin of 2.6%, compared to $(9.7)m and (6.9)%.
•Non-IFRS adjusted net income was $1.1m, or $0.01 per diluted share, compared to $(13.3)m, or $(0.12) per diluted share.
•Cash was $477.9m as at year end, compared to $31.7m, alongside $181.2m of available borrowing capacity in the undrawn revolving facility. The increase was driven by positive free operating cash flow and refinancing proceeds.
•Inventory was $342.3m as at year end, compared to $412.3m. The decrease was attributable to a planned drawdown in finished goods of $71.5m, supported by a strong Fall / Winter sales performance and reduced production levels during fiscal 2021.

Outlook
Based on existing economic and operating conditions, the Company currently expects total revenue to exceed $1Bn in fiscal 2022. This is based on the following assumptions:
•Annual DTC revenue approaching 70% of total revenue, with continued distribution expansion in-line with historical levels. Annual Wholesale revenue in-line with fiscal 2021.
•Total revenue in Q1 fiscal 2022 is assumed to be less than double the $26.1m of total revenue from Q1 fiscal 2021.
The outlook above constitutes forward-looking information within the meaning of applicable securities laws. The purpose of such outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous risks and uncertainties, many of which are beyond the Company’s control, including risks and uncertainties relating to retail closures as a result of COVID-19 restrictions, retail traffic and global tourism recovery, and changes to consumer shopping behaviour. See “Cautionary Note Regarding Forward-Looking Statements”.
As of the date of this release, 6 of 28 Canada Goose retail stores, representing 21% of the network, are closed.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on May 13, 2021. Those interested in participating are invited to dial (877) 715 0767 or (918) 922 6441 if calling internationally and reference Conference ID 1254355 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except share and per share amounts)

	Fourth quarter ended		For the year ended
	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
	$	$	$	$
Revenue	208.8	140.9	903.7	958.1
Cost of sales	70.2	47.3	349.7	364.8
Gross profit	138.6	93.6	554.0	593.3
Gross margin	66.4%	66.4%	61.3%	61.9%
Selling, general and administrative expenses	111.6	95.9	367.3	350.5
SG&A expenses as % of revenue	53.4%	68.1%	40.6%	36.6%
Depreciation and amortization	19.2	14.9	69.8	50.7
Operating income (loss)	7.8	(17.2)	116.9	192.1
Operating margin	3.7%	(12.2)%	12.9%	20.1%
Net interest, finance and other costs	8.2	4.5	30.9	28.4
(Loss) income before income taxes	(0.4)	(21.7)	86.0	163.7
Income tax (recovery) expense	(3.3)	(24.2)	15.8	12.0
Effective tax rate	825.0%	111.5%	18.4%	7.3%
Net income	2.9	2.5	70.2	151.7
Other comprehensive (loss) income	(8.2)	4.8	(5.6)	2.8
Comprehensive (loss) income	(5.3)	7.3	64.6	154.5
Earnings per share
Basic	$0.03	$0.02	$0.64	$1.38
Diluted	$0.03	$0.02	$0.63	$1.36
Weighted average number of shares outstanding
Basic	110,367,711	109,846,029	110,261,600	109,892,031
Diluted	111,364,712	110,809,126	111,112,173	111,168,788
Non-IFRS Financial Measures:(1)
EBIT	7.8	(17.2)	116.9	192.1
Adjusted EBIT	5.4	(9.7)	132.5	207.4
Adjusted EBIT margin	2.6%	(6.9)%	14.7%	21.6%
Adjusted net income (loss)	1.1	(13.3)	86.1	147.2
Adjusted net income (loss) per basic share	$0.01	$(0.12)	$0.78	$1.34
Adjusted net income (loss) per diluted share	$0.01	$(0.12)	$0.77	$1.32
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	March 28, 2021	March 29, 2020
Assets	$	$
Current assets
Cash	477.9	31.7
Trade receivables	40.9	32.3
Inventories	342.3	412.3
Income taxes receivable	4.8	12.0
Other current assets	31.0	43.5
Total current assets	896.9	531.8

Deferred income taxes	46.9	40.8
Property, plant and equipment	116.5	115.1
Intangible assets	155.0	161.7
Right-of-use assets	233.7	211.8
Goodwill	53.1	53.1
Other long-term assets	5.1	6.0
Total assets	1,507.2	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	177.8	144.4
Provisions	20.0	15.6
Income taxes payable	19.1	13.0
Short-term borrowings	—	—
Current portion of lease liabilities	45.2	35.9
Total current liabilities	262.1	208.9

Provisions	25.6	21.4
Deferred income taxes	21.6	15.1
Revolving facility	—	—
Term loan	367.8	158.1
Lease liabilities	209.6	192.0
Other long-term liabilities	20.4	4.6
Total liabilities	907.1	600.1

Shareholders' equity	600.1	520.2
Total liabilities and shareholders' equity	1,507.2	1,120.3

Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Fourth quarter ended		For the year ended
CAD $ millions	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Net income	2.9	2.5	70.2	151.7
Add (deduct) the impact of:
Income tax (recovery) expense	(3.3)	(24.2)	15.8	12.0
Net interest, finance and other costs	8.2	4.5	30.9	28.4
EBIT	7.8	(17.2)	116.9	192.1
Costs of the Baffin acquisition (a)	—	0.5	1.0	2.4
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(3.1)	1.1	(1.7)	(1.6)
Transition of logistics agencies (c)	—	0.6	2.2	0.6
Net temporary store closure costs (d)	0.7	1.7	7.5	1.7
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	1.2	4.3	1.2
Pre-store opening costs (e)	0.4	0.6	5.2	8.2
Non-cash provision release (f)	—	—	(3.0)	—
Unrealized foreign exchange losses on de-designation of operational hedges (g)	—	1.7	—	1.7
Other	(0.4)	0.1	0.1	1.1
Total adjustments	(2.4)	7.5	15.6	15.3
Adjusted EBIT	5.4	(9.7)	132.5	207.4
Adjusted EBIT margin	2.6%	(6.9)%	14.7%	21.6%

	Fourth quarter ended		For the year ended
CAD $ millions	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Net income	2.9	2.5	70.2	151.7
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	—	0.5	1.0	2.4
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(3.1)	1.1	(1.7)	(1.6)
Transition of logistics agencies (c)	—	0.6	2.2	0.6
Net temporary store closure costs (d) (h)	0.9	2.0	9.0	1.9
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	1.2	4.3	1.2
Pre-store opening costs (e) (i)	0.6	0.7	6.0	9.4
Non-cash provision release (f)	—	—	(3.0)	—
Unrealized foreign exchange losses on de-designation of operational hedges (g)	—	1.7	—	1.7
Acceleration of unamortized costs on Term Loan Refinancing (j)	—	—	1.1	7.0
Restructuring expense (d)	—	—	1.7	—
Swiss tax reform (k)	—	(23.1)	—	(23.1)
Other	(0.4)	0.1	0.3	1.1
Total adjustments	(2.0)	(15.2)	20.9	0.6
Tax effect of adjustments	0.2	(0.6)	(5.0)	(5.1)
Adjusted net income (loss)	1.1	(13.3)	86.1	147.2

(a)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(b)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(c)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(d)Total government subsidies globally of $0.4m and $27.5m were recognized in the fourth quarter and year ended March 28, 2021, respectively. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs ($0.4m and $1.8m), and restructuring expense ($nil and $0.4m), for the fourth quarter and year ended March 28, 2021, respectively. The benefit of $0.4m and $24.0m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the fourth quarter and year ended March 28, 2021, respectively.
(e)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(f)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the year ended March 28, 2021.
(g)Represents unrealized losses on foreign exchange operational hedges deemed ineffective, a consequence of the COVID-19 pandemic.
(h)Includes $0.1m and $1.5m of interest expense on lease liabilities for temporary store closures in the fourth quarter and year ended March 28, 2021, respectively.

(i)Pre-store opening costs incurred in (e) above plus $0.2m and $0.8m of interest expense on lease liabilities for new retail stores during pre-opening periods in the fourth quarter and year ended March 28, 2021 (fourth quarter and year ended March 29, 2020 - $0.3m and $1.2m, respectively).
(j)The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019.
(k)Represents deferred tax asset recognized due to Swiss tax reform effective January 1, 2020.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

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